11017133

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section

FEB 24 2011

Washington, DC
124

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-65567 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GS Capital Management, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Peachtree Street, NE, Suite 1480
(No. and Street)

Atlanta (City) Georgia (State) 30309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig F. Magher 404-233-4429
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200 (Address) Atlanta (City) Georgia (State) 30309 (Zip Code)

**CHECK ONE:**

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/8/2011

# OATH OR AFFIRMATION

I, Craig F. Magher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GS Capital Management, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CORRINE EDWARDS
Notary Public, Georgia
Fulton County
My Commission Expires
December 16, 2012

Notary Public

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GS CAPITAL MANAGEMENT, LLC

## FINANCIAL STATEMENTS
## WITH SUPPLEMENTARY DATA
## December 31, 2010

# GS CAPITAL MANAGEMENT, LLC

## FINANCIAL STATEMENTS
## December 31, 2010

CONTENTS

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

# INDEPENDENT AUDITOR'S REPORT

To The Members
GS Capital Management, LLC

We have audited the accompanying statement of financial condition of **GS Capital Management, LLC** (a Georgia limited liability company) (the "Company") as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GS Capital Management, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.

Certified Public Accountants

February 22, 2011

# GS CAPITAL MANAGEMENT, LLC

## STATEMENT OF FINANCIAL CONDITION
**December 31, 2010**

### ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash | $ | 102,568 |
| Commissions receivable | | 12,428 |
| Total Current Assets | | 114,996 |
| OTHER ASSETS | | 77 |
| Total Assets | $ | 115,073 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable and accrued expenses | $ | 8,660 |
| Payable to affiliate | | 963 |
| Total Current Liabilities | | 9,623 |
| MEMBERS' EQUITY | | 105,450 |
| Total Liabilities and Members' Equity | $ | 115,073 |

The accompanying notes are an integral part of these financial statements.

# GS CAPITAL MANAGEMENT, LLC

## STATEMENT OF INCOME
**For the Year Ended December 31, 2010**

| | |
|---|---|
| REVENUES: | |
| Commission revenue | $ 609,722 |
| OPERATING EXPENSES: | |
| Expense sharing with affiliate | 12,981 |
| Employee expenses | 21,461 |
| Professional fees | 20,010 |
| Licenses and fees | 2,837 |
| Miscellaneous expense | 1,601 |
| Total Operating Expenses | 58,890 |
| NET INCOME | $ 550,832 |

The accompanying notes are an integral part of these financial statements.

# GS CAPITAL MANAGEMENT, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY
**For the Year Ended December 31, 2010**

| | Members' Equity |
|---|---|
| BALANCE, December 31, 2009 | $ 32,218 |
| Member distributions | (477,600) |
| Net income | 550,832 |
| BALANCE, December 31, 2010 | $ 105,450 |

The accompanying notes are an integral part of these financial statements.

## GS CAPITAL MANAGEMENT, LLC

### STATEMENT OF CASH FLOWS
### For the Year Ended December 31, 2010

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 550,832 |
| Adjustment to reconcile net income to net cash provided by operating activities: | |
| Changes in: | |
| Commissions receivable | (12,428) |
| Other assets | 240 |
| Payable to related party | (1,659) |
| Accounts payable and accrued expenses | 1,160 |
| Net Cash Provided By Operating Activities | 538,145 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Distributions to members | (477,600) |
| Net Cash Used In Financing Activities | (477,600) |
| NET INCREASE IN CASH | 60,545 |
| CASH, BEGINNING OF YEAR | 42,023 |
| CASH, END OF YEAR | $ 102,568 |

SUPPLEMENTAL CASH FLOW DISCLOSURES

| | |
|---|---|
| INTEREST AND INCOME TAXES PAID | $ - |

The accompanying notes are an integral part of these financial statements.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GS Capital Management, LLC (the "Company") was formed in 2002 as a Georgia limited liability company. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's sole source of revenue is commissions earned from alternative investment vehicles, principally private investment fund partnerships (the "funds"). These commissions are generally based on a contractual percentage of fees earned by the funds from which the investors introduced to the funds by the Company; such fees in turn are generally based on a percentage of the investors' investments in the funds. The Company operates a single office in Atlanta, Georgia.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash

Cash represents withdrawable deposits in a non-interest bearing account in a bank located in Georgia. Through December 31, 2012, balances in this account are subject to unlimited FDIC insurance coverage.

### Commissions Receivable and Allowance for Doubtful Accounts

Commissions receivable are unsecured and are generally due to the Company within a specified number of days after the private investment fund partnerships receive the fees from the investors in these funds. The Company performs on-going credit evaluations of its clients and maintains an allowance for doubtful accounts when considered necessary. As of December 31, 2010, no allowance for doubtful accounts receivable was considered necessary.

### Revenue and Expense Recognition

Commission revenue is received periodically but is recognized as earned on a pro rata basis over the terms of the contracts with the funds. During 2010, the majority of revenues were comprised of revenue from one account.

### Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

### Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

## 2. RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with a company who is affiliated through common ownership whereby the Company receives use of office space, computers, as equipment and other support, and is allocated a percentage of expenses that relate to operation of the Company. In 2010, the Company paid $12,981 to the affiliate under the arrangement, of which $963 was payable at December 31, 2010. As stated in the expense sharing agreement, the Company has agreed to pay a percentage of the rent expense for office space leased by the affiliate. The allocated rent expense paid by the Company is $817/month. For the year ended December 31, 2010, the Company paid approximately $9,800 as rent expense through the expense sharing agreement.

## 3. SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. The Company funds 100% of contributions for its employees while the member contributions are funded through distributions from their capital accounts. There were no contributions to employees in 2010.

## 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2010, the ratio of aggregate indebtedness to net capital was .09 to one, and net capital was $105,373 which was $100,373 more than required.

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Members
GS Capital Management, LLC

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and information related to Rule 15c3-3 matters are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon P.C.

Certified Public Accountants

February 22, 2011

## GS CAPITAL MANAGEMENT, LLC

### SUPPLEMENTARY DATA
### December 31, 2010

#### COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Members' equity, December 31, 2010 | $ | 105,450 |
| Less non-allowable assets | | 77 |
| Net Capital | $ | 105,373 |

#### RECONCILIATION OF MEMBERS' EQUITY

| | | |
|---|---|---|
| Members' equity, Form 17A-5, Part IIA | $ | 105,450 |
| Audited financial statement adjustments | | - |
| Members' Equity per Audited Financial Statements | $ | 105,450 |

#### RECONCILIATION OF NET CAPITAL

| | | |
|---|---|---|
| Net capital, Form 17A-5, Part IIA | $ | 105,373 |
| Audited financial statement adjustments to non-allowable assets | | - |
| Net Capital Per Audited Financial Statements | $ | 105,373 |

#### COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

| | | |
|---|---|---|
| Accounts payable and other current liabilities | $ | 9,623 |
| Total Aggregate Indebtedness | $ | 9,623 |
| Ratio of Aggregate Indebtedness to Net Capital | | .09 to 1 |

## GS CAPITAL MANAGEMENT, LLC

### SUPPLEMENTARY DATA
### December 31, 2010

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to GS Capital Management, LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. GS Capital Management, LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
GS Capital Management, LLC

In planning and performing our audit of the financial statements and supplementary data of **GS Capital Management, LLC** (the "Company"), for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility

are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 22, 2011

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

# INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To The Members of
GS Capital Management, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by GS Capital Management, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T (attached) with respective cash disbursement records noting no differences;

2. Compared the total amounts on line 12 Part IIA of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7T; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 22, 2011

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065567 FINRA DEC
GS CAPITAL MANAGEMENT LLC 15*15
1100 PEACHTREE ST NE STE 1480
ATLANTA GA 30309-4515

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michelle White (404) 983-1760

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 287.68 |
| B. Less payment made with SIPC-6 filed (exclude interest) 7/20/2010 Date Paid | | ( 150.00 ) |
| C. Less prior overpayment applied | | ( — ) |
| D. Assessment balance due or (overpayment) | | 137.68 |
| E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum | | — |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ 137.68 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 137.68 | |
| H. Overpayment carried forward | $( — ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_______________________________________________

_______________________________________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GS Capital Management, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of January, 2011.

Managing Member
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1, 2010
and ending 12/31, 2010
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 115,073 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | — |
| (2) Net loss from principal transactions in securities in trading accounts. | — |
| (3) Net loss from principal transactions in commodities in trading accounts. | — |
| (4) Interest and dividend expense deducted in determining item 2a. | — |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | — |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | — |
| (7) Net loss from securities in investment accounts. | — |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | — |
| (2) Revenues from commodity transactions. | — |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | — |
| (4) Reimbursements for postage in connection with proxy solicitation. | — |
| (5) Net gain from securities in investment accounts. | — |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | — |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | — |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | — |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 0 |
| 2d. SIPC Net Operating Revenues | $ 115,073 |
| 2e. General Assessment @ .0025 | $ 287.68 |
| | (to page 1, line 2.A.) |